VIA FAX AND EDGAR

December 15, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: H. Christopher Owings

RE:	Letter regarding The Bon-Ton Stores, Inc.’s
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed April 15, 2009
Definitive Proxy Statement of Schedule 14A
Filed May 4, 2009
Form 10-Q for the Quarter Ended August 1, 2009
Filed September 9, 2009
File No. 000-19517

Ladies and Gentlemen:

This letter is in response to the Securities and Exchange Commission’s (the “SEC”) letter dated December 1, 2009 to Mr. Keith Plowman, Chief Financial Officer of The Bon-Ton Stores, Inc. (the “Company”), containing comments with respect to the Company’s above referenced filings pursuant to the Securities Exchange Act of 1934. For convenience of matching our responses to your comments, the comments and responses set forth below are titled to correspond with your comments.

Form 10-K for the Fiscal Year Ended January 31, 2009

Note 1, Summary of Significant Accounting Policies, page F-7

Revenue Recognition – Loyalty Program, page F-10

October 27, 2009 – SEC Comment:

1.	We note your discussion on page three that you sponsor a loyalty program offering rewards and privileges to customers reaching a threshold of annual earned points. Please explain to us your accounting policy for the loyalty program and, to the extent material, revise your disclosure to include your policy.

Company Response: The Company’s Loyalty Program operates as follows:

•	Customers earn points for each dollar charged on the Company’s proprietary credit card.

•	Once a minimum level of points is achieved, the customer receives a coupon offering a percentage-off discount limited to twenty percent (not a fixed dollar amount) on prospective purchases. The coupon must be used within a certain time period (usually sixty days) and its application is limited to all purchases made on the single day of usage.

The Company’s accounting policy related to the loyalty program is to recognize the cost of the promotion in the period the customer uses the percentage-off coupon to purchase merchandise.

The Company’s basis for its accounting treatment is its interpretation of EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer, which directs resellers to recognize the cost of a promotion at the later of (1) the time the related revenue is recognized (percentage-off coupon usage) or (2) when the promotion is offered (customer receives percentage-off coupon).

The cost of the promotion due to the loyalty program heretofore has been immaterial.

December 1, 2009 – SEC Follow-up Comment:

1.	We note your response to comment one in our letter dated October 27, 2009. Please explain the feature of your loyalty program such that the guidance under ASC 605-50-05 (EITF 01-9) is applicable. Reference is made to ASC 605-50-15. Further, please tell us what consideration was given to recording a liability for the estimated redeemable value of the award and your rationale for not recording a liability. In addition, please quantify for us the cost of the promotion due to the loyalty program for each of the years presented.

Company Response: As noted above, in the Company’s response letter dated November 10, 2009, the Company referenced its interpretation of EITF 01-9 (ASC 605-50) as the basis for its accounting treatment. The Company notes your references to ASC 605-50-05 and ASC 605-50-15.

When considering its accounting policy related to the loyalty program, two criteria are integral to the Company’s decision: (1) The percentage-off coupons, instead of fixed dollar amount coupons and (2) loyalty program coupons cannot be used in conjunction with other coupons. The issuance of percentage-off coupons requires the customer to purchase merchandise in order to receive the benefit, thereby generating revenue for the Company. Given that the loyalty program coupons are limited to 20%, a loss will not result on the sale of the related products.

The Company believes that currently there is no specific accounting guidance on the accounting for loyalty programs such as the Company operates. While the Company believes that ASC 605-50-15-3 excludes point and loyalty programs from the guidance in that Subtopic, the Company referenced EITF 01-9 (ASC 605-50) because it believes that by analogy ASC 605-50-25-3, which directs resellers to recognize the cost of a promotion that will not result in a loss on the sale of a product at the later of (1) the time the related revenue is recognized (or when the percentage-off coupon is used) or (2) when the promotion is offered (or when the customer receives the percentage-off coupon), most closely represents accounting guidance related to the issuance of its loyalty program percentage-off coupons. Therefore, following the guidance in ASC 605-50-25-3 by analogy, the Company does not record a liability, and the cost associated with a loyalty program coupon is recognized at the time the coupon is redeemed and the related revenue is recognized, thereby matching the cost associated with a purchase with the revenue the Company receives for that purchase.

Recognizing that in the ordinary course of business the Company issues similar percentage-off coupons and that the loyalty program coupons may be used in lieu of the non-loyalty program coupons, the cost of the promotion has been reflected as a range. The estimated cost of the markdowns associated with the Company’s loyalty program coupons incremental to the Company’s non-loyalty program coupons was a range of $1.5 million (0.05% of sales) to $8.2 million (0.26% of sales) in fiscal 2008, $0.7 million (0.02% of sales) to $4.0 million (0.12% of sales) in fiscal 2007, and $0.5 million (0.01% of sales) to $2.8 million (0.08% of sales) in fiscal 2006. The loyalty program was revised and implemented as a new program in all stores in 2008.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

Benchmarking, page 25

December 1, 2009 – SEC Follow-up Comment:

2.	We reviewed your response to comment eight in our letter dated October 27, 2009. Please revise your proposed disclosure for future filings to include the more detailed information noted in your response or tell us why it is not appropriate to do so.

Company Response:

The Company will include the noted additional detail as appropriate in future filings.

Please contact me at (717) 751-3107 should you have any questions.

Sincerely,

/s/ Keith E. Plowman
Keith E. Plowman
Executive Vice President
and Chief Financial Officer

cc:	Byron L. Bergren, President and Chief Executive Officer Phillip M. Browne, Chairman of the Audit Committee of the Board of Directors

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